May 4, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (650) 843-4001

Andrew B. Koslow, Esq.
Senior Vice President and General Counsel
Penson Worldwide, Inc.
1700 Pacific Avenue – Suite 1400
Dallas, TX 75201

> **Re: Penson Worldwide, Inc.**
> **Amendment Number Seven to Registration Statement on Form S-1**
> **Filed on May 1, 2006**
> **File Number 333-127385**

Dear Mr. Koslow:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Properties, page 81</u>

1. You state on page 81 that you have entered into leases which will commence in July 2006 and February 2008. Please revise to quantify your obligations under these new leases.

Andrew B. Koslow, Esq.
Penson Worldwide, Inc.
May 4, 2006
Page 2

Audited Financial Statements

Note 3: Computation of Earnings per Share, page F-13

2. Given your capital structure and the existence of potentially dilutive securities,
   your disclosure does not adequately present the effects of such conversions on
   your calculation of earnings per share as required by paragraph 40 of SFAS 128.
   Specifically, we believe you should revise your reconciliation to more clearly
   disclose the income and per share effects of all securities that affect earnings per
   share.

3. In light of the fact that the preferred shares have dividends accruing, the effects of
   which on the conversion to common shares are highlighted in Note (e) on page
   37, tell us how you considered that no adjustment should be made for the
   preferred dividends in order to compute the net income available to common
   shareholders. Please tell us how you considered the guidance of paragraphs 40b
   and 60 - 61 of SFAS 128 in making that determination. Provide us with your
   analysis of the specific terms of dividend features of the preferred shares.

Note 18, Segment Information, page F-125

4. We note your response to prior comment 5 in which you discuss the process you
   utilize to evaluate the profitability of your various products and services as
   referred to on page 42. Your response appears to indicate the existence of
   multiple operating segments as defined by paragraph 10 of SFAS 131 which
   seems to conflict with your disclosure on page F-25 where you state that you have
   only one segment. Please revise to include the disclosures required by paragraphs
   25-30 of SFAS 131, or clearly explain to us why you believe they are not
   required.

                              *   *   *

          As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review by showing deleted sections as strikethrough and added sections as
underlining. Please furnish a cover letter with your amendment that keys your responses
to our comments and provides any requested information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your amendment and responses to our comments.

          We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in

possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

You may contact Margaret Fitzgerald at (202) 551-3556 or Kevin W. Vaughn at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy Geishecker at (202) 551-3422 or me at (202) 551-3419 with any other questions.

Sincerely,

Todd K. Schiffman
Assistant Director

Andrew B. Koslow, Esq.
Penson Worldwide, Inc.
May 4, 2006
Page 4

cc: Thomas W. Kellerman, Esq.
         Jodi L. Lashin, Esq.
         Morgan Lewis & Bockius LLP
         Two Palo Alto Square
         3000 El Camino Real – Suite 700
         Palo Alto, CA 94306